November 15, 2024

Melissa Walsh
Stephen Krikorian
Division of Corporation Finance
Office of Technology
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Gravity Co., Ltd.
    Form 20-F the fiscal year ended December 31, 2023
    File No. 000-51138

Dear Ms. Walsh and Mr. Krikorian:

On behalf of Gravity Co., Ltd. (the “Company,” “we,” or “us”), we hereby submit this letter in response to comments contained in the letter of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission dated November 7, 2024 (the “Comment Letter”) related to the Company’s Form 20-F the fiscal year ended December 31, 2023. For the convenience of the Staff, for each of the Staff’s comments, we have repeated the text of the comment below in bold text and followed the comment with the Company’s response.

Form 20-F the fiscal year ended December 31, 2023
Exhibits 13.1 and 13.2
1.We note your Section 906 certifications refer to the wrong Form 20-F for the annual period ended December 31, 2022. Please file a complete amendment to the Form 20-F for the annual period ended December 31, 2023 and include correct Exhibit 13 certifications for the annual period ended December 31, 2023, together with the Exhibit 12 certifications, that are dated as of the date you file the amendment.

We respectfully acknowledge the Staff’s comment and have corrected the errors in our Section 906 certifications. We have filed a complete amendment to the Form 20-F for the annual period ended December 31, 2023, including the correct Section 906 certifications for the annual period ended December 31, 2023 as Exhibits 13, together with the Exhibit 12 certifications, all dated as of the date of the amendment.

If you have any questions or further comments about this response, please contact the undersigned at kheung@gravity.co.kr or Jin Lee at jin.lee@gravity.co.kr.

Sincerely,

/s/    Heung Gon Kim
Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.

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